Exhibit 99.166

NexTech’s InfernoAR Chosen as Virtual Events Platform For The YASM Ministry

Augmented Reality Bridging The Gap Between Preachers and Congregation During COVID-19

New York, NY – Toronto, ON –June 12, 2020 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), an emerging leader in augmented reality for eCommerce, AR learning applications, and virtual events is pleased to announce that it has signed a contract to provide its InfernoAR Virtual Events platform services to the Y.A.S.M ministry, for a 2 day event that will take place on July 24th and 25th. There will be 4 "Ignite '' sessions over those 2 days for 1000 young adults that had been intended as a physical event that was canceled due to COVID-19. The event will now have seven holograms five of the preachers themselves being beamed into congregations living rooms.

Evan Gappelberg, CEO of NexTech comments, “We are delighted to work with the Y.A.S.M ministry as they immediately understood how our augmented reality solution could help them continue to have a connection and interact with their congregants even when they can’t see them in person”. He continues, “We expect that large congregations will continue social distancing until a cure is found for COVID-19 which is creating additional demand for our AR beyond the traditional business use cases. Traditional businesses expect a permanent shift by up to 40% for business that requires in person meetings and conferences creating a surge in demand for our services globally”.

About YASM:

This ministry was created to help young adults and singles in The Redeemed Christian Church of God North America (RCCGNA) grow in their spiritual, career, social, and personal lives. This group was also created to serve as a support group for young adults from ages 18 and above.

About NexTech AR Solutions Corp.

NexTech is one of the leaders in the rapidly growing AR industry, estimated to hit $120 billion by 2022, according to Statista. NexTech, the first publicly traded “pure-play” AR company, began trading on the CSE on October 31st, 2018. NexTech has a two-pronged strategy for rapid growth including growth through acquisition of eCommerce businesses and growth of its omni-channel AR SaaS platform called ARitize™.

The company is pursuing four multi-billion-dollar verticals in AR.

ARitize™ For eCommerce: The company launched its technologically advanced webAR for eCommerce early in 2019 and has been rapidly signing up customers onto its SaaS platform. Customers include Walther Arms, Wright Brothers, Mr. Steak, and Budweiser. NexTech has the first ‘full funnel’ end-to-end eCommerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ 3D-AR-360 Advertising Platform: launched in Q1 2020 the ad platform will be the industry's first end-to-end solution whereby the company will leverage its 3D asset creation into 3D, 360, AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

ARitize™ University: having launched in June 2019, the app-based solution allows companies and educational establishments to leverage all of their existing 2D assets - YouTube videos, PDF documents, PowerPoint decks, images, etc. - and then overlay immersive 3D-AR experiences on top of that content for an interactive training experience that drives productivity.

ARitize™ Hollywood Studios: expected to launch in 2020, the studio has created a proprietary entertainment venue for which it is producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.
“Evan Gappelberg”
CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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